UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):  October 13, 2017

Midland States Bancorp, Inc.

(Exact Name of Registrant as Specified in Charter)

Illinois	001-35272	37-1233196
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1201 Network Centre Drive
Effingham, Illinois 62401
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (217) 342-7321

N/A
(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b— 2 of the Securities Exchange Act of 1934 (§ 240.12b—2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.                                        Entry into a Material Definitive Agreement.

Merger Agreement

On October 16, 2017, Midland States Bancorp, Inc., an Illinois corporation (the “Company” or “Midland”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Alpine Bancorporation, LLC, a Delaware corporation (“Alpine”), and Peak Midland Acquisition, LLC, a Delaware limited liability company and wholly owned subsidiary of Midland (“Merger Sub”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Alpine will merge with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of Midland (the “Merger”).  Following the Merger, Alpine’s wholly owned bank subsidiary, Alpine Bank & Trust, will merge with and into Midland’s wholly owned bank subsidiary, Midland States Bank (the “Bank Merger”), with Midland States Bank as the surviving entity.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Midland will pay an aggregate of $33,306,000 in cash (the “Cash Consideration”) and issue an aggregate of 4,463,200 shares of Midland common stock (the “Stock Consideration”), and each outstanding share of Alpine common stock will be converted into the right to receive a pro rata share of the Cash Consideration and a pro rata share of the Stock Consideration.  If Alpine’s tangible equity as of the month-end preceding the closing date of the Merger is less than $105,400,000 (the “Target Tangible Equity”), then the aggregate Cash Consideration will be reduced by the amount of such deficiency. In connection with the Merger, Alpine restricted stock units will vest and be settled in cash at the Effective Time in an amount equal to $19.55 per restricted stock unit.

The Merger Agreement contains customary representations and warranties for each party, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of Alpine’s and Midland’s respective businesses prior to closing, Alpine’s obligation to recommend that its stockholders adopt the merger agreement, Midland’s obligation to recommend that its shareholders approve the issuance of Midland common stock in the Merger, and Alpine’s non-solicitation obligations relating to competing acquisition proposals.  Midland and Alpine have also agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement.

The parties’ respective obligations to complete the Merger are subject to customary conditions, including, among others, (i) the accuracy of the other party’s representations and warranties, subject to certain materiality exceptions, (ii) the other party’s performance in all material respects of its obligations under the Merger Agreement, (iii) the adoption of the Merger Agreement by Alpine’s stockholders, (iv) the approval of the issuance of shares of Midland common stock in the Merger by Midland’s shareholders, (v) the absence of any proceeding in connection with, or that could prevent, delay, make illegal or interfere with, any of the transactions contemplated by the Merger Agreement, (vi) the receipt of required regulatory approvals, including the approval of certain federal and state banking agencies, (vii) the effectiveness of the registration statement on Form S-4 for the Midland common stock to be issued in the Merger, (viii) the receipt by each party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (ix) the listing on NASDAQ of the shares of Midland common stock issuable in the Merger, and (x) the absence of a material adverse effect on the other party since the date of the Merger Agreement.  In addition, Midland’s obligation to complete the Merger is subject to the receipt of a legal opinion from Alpine’s counsel, appraisal rights having been exercised by stockholders who, in the aggregate, hold 2.0% or less of Alpine’s common stock, and the final tangible equity of Alpine not being less than 95% of the Target Tangible Equity.

The Merger Agreement provides certain termination rights for both Midland and Alpine and further provides that a termination fee of $9 million will be payable by Alpine to Midland in connection with the termination of the Merger Agreement under certain circumstances.

The foregoing summary of the Merger Agreement is qualified in its entirety by the terms of the Merger Agreement, which is filed herewith as Exhibit 2.1 and incorporated herein by reference.

Voting Agreement

In connection with the Merger Agreement, Midland and Merger Sub entered into a Voting and Support Agreement (the “Voting Agreement”) with certain of Alpine’s principal shareholders, who collectively held approximately 71.6% of the outstanding shares of Alpine common stock as of October 16, 2017.  Subject to the terms and conditions of the Voting Agreement, these parties have agreed to vote their shares in favor of the transactions contemplated by the Merger Agreement and against any competing transaction.

The foregoing summary of the Voting Agreement is qualified in its entirety by the terms of the Voting Agreement, a form of which is included with the Merger Agreement filed herewith as Exhibit 2.1 and incorporated herein by reference.

Item 2.03.                                        Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On October 13, 2017, Midland completed the issuance, through a private placement, of $40 million aggregate principal amount of Fixed-to-Floating Rate Subordinated Notes due October 15, 2027 (the “Notes”) to certain institutional accredited investors in reliance on an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D thereunder. The Notes bear a fixed interest rate of 6.25% per annum to but excluding October 15, 2022, payable semi-annually in arrears. From October 15, 2022, the Notes will bear a floating rate of interest equal to 3-Month LIBOR plus 422.9 basis points per annum until the Notes mature on October 15, 2027, or such earlier redemption date, payable quarterly in arrears. The Notes will be redeemable by the Company, in whole or in part, on or after October 15, 2022 or, in whole or in part, upon the occurrence of certain specified tax events, capital events or investment company events. The Notes are not subject to redemption at the option of the holders.

The maturity of the Notes and Midland’s obligation to pay immediately the principal of, and any accrued and unpaid interest on, the Notes is limited to specified events of default including if Midland voluntarily or involuntarily enters bankruptcy proceedings. The holders of the Notes will not have the right to accelerate the maturity of the Notes in the case of Midland’s failure to pay the principal of, or interest on, the Notes or Midland’s non-performance of any other covenant or warranty under the Notes.

The sale of the Notes yielded net proceeds of approximately $39.4 million, and the Notes qualify initially as Tier 2 capital for regulatory purposes. Midland intends to use the net proceeds to fund the proposed Merger and for other general corporate purposes.

The foregoing summary of the Notes is qualified in its entirety by the terms of the Notes, a form of which is filed herewith as Exhibit 4.1 and incorporated herein by reference.

Item 7.01.             Regulation FD Disclosure.

On October 16, 2017, the Company issued a joint press release with Alpine announcing the execution of the Merger Agreement, and made available on its website a slide presentation regarding the transaction, which will be used as part of a publicly accessible conference call on October 17, 2017.  Copies of the joint press release and investor presentation are furnished herewith as Exhibits 99.1 and 99.2, respectively and incorporated herein by reference.

The information furnished pursuant to this Item and the related exhibits shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Additional Information

This disclosure is being made in respect of the Merger and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Midland will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of Midland and Alpine that will also constitute a prospectus of Midland, which will be sent to Midland’s and Alpine’s respective shareholders. Shareholders are advised to read the joint proxy statement/prospectus and other documents filed with the SEC when they become available because they will contain important information about Midland, Alpine and the proposed transaction. When filed, this document and other documents relating to the Merger filed by Midland can be obtained free of charge from the website maintained by the SEC at www.sec.gov. These documents also can be obtained free of charge by accessing Midland’s website at www.midlandsb.com under “Investors” and then under the “SEC Filings” tab. Alternatively, once they become available any of these filed documents can be obtained free of charge upon written request to Midland States Bancorp, Inc., Corporate Secretary, 1201 Network Centre Drive, Effingham, Illinois 62401, by calling (217) 342-7321 or by emailing corpsec@midlandsb.com.

Participants in this Transaction

Midland, Alpine and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under applicable SEC rules. Information about Midland and its directors and executive officers may be found in Midland’s annual report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 10, 2017, and Midland’s definitive proxy statement for its 2017 annual meeting of shareholders, filed with the SEC on March 17, 2017. These documents can be obtained free of charge from the sources indicated above. Information regarding Alpine and its directors and executive officers may be found in the joint proxy statement/prospectus when it becomes available. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Midland and Alpine.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Midland’s and Alpine’s management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  All statements in this Current Report on Form 8-K speak only as of the date they are made, and neither Midland nor Alpine undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Midland and Alpine to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others: (i) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (ii) the risk that integration of Alpine’s operations will be materially delayed or will be more costly or difficult than expected; (iii) the failure of the proposed transaction to close; (iv) the effect of the announcement of the transaction on customer relationships and operating results; and (v) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning factors that could materially affect Midland’s financial results, are included in Midland’s filings with the SEC.

Item 9.01.  Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 16, 2017, among Midland States Bancorp, Inc., Peak Midland Acquisition, LLC and Alpine Bancorporation, Inc.

4.1	Form of Fixed-to-Floating Rate Subordinated Notes due October 15, 2027

99.1	Press Release, dated October 16, 2017

99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 16, 2017	MIDLAND STATES BANCORP, INC.

	By:	/s/ Douglas J. Tucker
	Name:	Douglas J. Tucker
	Title:	Senior Vice President and Corporate Counsel